UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September 2018

Commission File Number 001-35751

STRATASYS LTD.
(Translation of registrant’s name into English)

c/o Stratasys, Inc.	1 Holtzman Street, Science Park
7665 Commerce Way	P.O. Box 2496
Eden Prairie, Minnesota 55344	Rehovot, Israel 76124
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Modified Proposal 3 to be Considered at Adjourned Annual Shareholder Meeting

As previously reported by Stratasys Ltd. (“Stratasys,” the “Company,” “we” or “us”), on September 13, 2018, at Stratasys’ 2018 annual general meeting of shareholders (the “Meeting”), the Meeting was adjourned with respect to Proposal 3 only— the approval of additional compensation for Messrs. David Reis (the Vice Chairman of the Board and an Executive Director) and Dov Ofer (a director) in respect of the additional services being provided by them on the oversight committee of the Company’s board of directors that assists the Company’s interim Chief Executive Officer. The adjourned Meeting is scheduled to be reconvened on October 4, 2018 at 11:30 a.m., Israel time, at the law offices of Meitar Liquornik Geva Leshem Tal, 16 Abba Hillel Road, 10th floor, 5250608, Israel.

At the reconvened Meeting, the Company plans to present a modified version of Proposal 3 for a vote of the Company’s shareholders. The background, the originally proposed terms, and the original text of the resolution, for Proposal 3 appear in the proxy statement for the Meeting (the “Proxy Statement”), which was annexed as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”), furnished by the Company to the Securities and Exchange Commission (the “SEC”) on August 8, 2018.

As a result of ongoing discussions that have been held by members of the Stratasys Board of Directors and management team with the Company’s shareholders, the Company has taken two actions: (a) it has determined that it be in the best interests of the Company and its shareholders for the Company's Board of Directors and any committee thereof appointed to administer the Company’s 2012 Omnibus Equity Incentive Plan (the “2012 Plan”) to commit to refrain from re-pricing the exercise price of any options previously granted under the Plan; and (b) it has further reviewed the proposed compensation terms for Messrs. Reis and Ofer, and after discussion with Messrs. Reis and Ofer, has agreed with those directors upon revised terms with both appropriate time-vesting and performance-vesting milestones which are in line with the Company’s current operational objectives.

The revised time-vesting and performance-vesting terms of the equity grants to each of Messrs. Reis and Ofer of (i) options to purchase 37,500 ordinary shares, nominal value NIS 0.01 per share, of Stratasys (“ordinary shares”) (“Options”) and (ii) 18,500 restricted stock units (“RSUs”), each representing one ordinary share, are as follows:

●

Time-Vesting. Two thirds (2/3) of the Options, i.e., 25,000 Options, and two thirds (2/3) of the RSUs, i.e., 12,333 RSUs, shall vest each month at a rate of 1,041 Options per month and 513 RSUs per month over each of the twenty-four (24) months commencing with June 1, 2018, with 1,057 Options and 534 RSUs vesting in respect of the last month of the 24-month period.

●	Performance-Vesting. One third (1/3) of the Options, i.e., 12,500 Options, and one-third (1/3) of the RSUs, i.e., 6,167 RSUs, shall be subject to performance-vesting milestones as follows:

○	6,250 Options and 3,084 RSUs shall vest if the Company's non-GAAP operating margins for the full year of 2018 are at least four and one-half percent (4.5%); and

○

6,250 Options and 3,083 RSUs shall vest if the Company's revenues for the first half of 2019 are at least 100% of the Company's revenues for the first half of 2018, as reflected in the Company’s reviewed financial statements, and net of any and all M&A or divestment activity.

In addition, the Options and RSUs will be subject to the terms of the 2012 Plan with respect to a resignation by the director from the Board of Directors, provided, however, that given the mandate of the two directors Messrs. Reis and Ofer and in order to provide each of those directors the opportunity to earn the full amount of the equity grant for their respective efforts, the Options and RSUs shall accelerate in full for the portion of the grants of the Options and RSUs that are still subject to vesting, should the term of office of said director not be extended by the Company’s Board of Directors or any general meetings of the Company’s shareholders, as the case may be, for additional terms through the end of the 24-month vesting period.

The proposed director compensation packages for Messrs. Reis and Ofer (including the additional monthly cash compensation of $15,000 for Mr. Ofer alone) have not been otherwise modified from what was described in the Proxy Statement. Therefore, the changes to Proposal 3 as specified herein solely benefit the Company, and are more demanding of those directors in terms of the vesting schedule and performance hurdles.

In light of the foregoing changes to the proposed director compensation packages for Messrs. Reis and Ofer, the text of the resolution to be presented for approval at the reconvened Meeting will be a modified version of what appeared in the Proxy Statement, and will be as follows:

RESOLVED, that the grant by the Company of the proposed additional one-time equity compensation to each of Messrs. David Reis and Dov Ofer, and the additional monthly cash compensation to Mr. Dov Ofer, in each case in respect of his services on the Oversight Committee of the Board of Directors, as described in the “Background” to Proposal 3 of the Proxy Statement for the Annual Meeting, as modified by the “Contents” of the Company’s Form 6-K furnished to the SEC on September 25, 2018, be, and hereby is, approved in all respects.

Voting at Adjourned Annual Shareholder Meeting

Stratasys will not be sending out additional proxy materials in connection with the reconvened Meeting. Accordingly, if you have already voted or provided voting instructions to your broker, bank or other nominee with respect to Proposal 3 in connection with the original Meeting, there is nothing further that you need to in order to have your ordinary shares voted on the modified Proposal 3 upon the reconvening of the Meeting. If you have not yet voted or provided voting instructions, you may do so with respect to Proposal 3 only— either “FOR,” “AGAINST” or “ABSTAIN”—by following any one of the same procedures described in the Proxy Statement. If you have already voted or provided voting instructions concerning Proposal 3 and you wish to alter your vote or voting instructions (either in favor or against the proposal) in light of the modified proposal, please follow the instructions for doing so described in the Proxy Statement (except that every reference to the “Annual Meeting” in the Proxy Statement should instead be deemed to refer to the reconvened Meeting).

More specifically, if you are a shareholder of record and have submitted a proxy card, you can change your vote on Proposal 3 by attending the reconvened Meeting and voting in person. Attendance at the reconvened Meeting will not cause your previously granted proxy to be revoked, unless you vote again. You may also revoke your proxy at any time before it is voted on Proposal 3 by sending a written and dated notice of revocation or by submitting a signed proxy bearing a later date, in either case, to Stratasys Ltd., c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 or to our Vice President, Investor Relations at Yonah.Lloyd@stratasys.com. Broadridge must receive any such revocation of proxy by 11:59 a.m. U.S. Eastern Time, on October 3, 2018, for it to be effective.

If your ordinary shares are held in street name or by a broker, trustee or nominee, you may change your vote by following the instructions provided to you by your broker, trustee or nominee. If you have obtained a legal proxy from your broker, trustee or nominee giving you the right to vote your shares, you can change your vote by attending the reconvened Meeting and voting in person.

If you have any questions or require any assistance in modifying your vote on Proposal 3, please contact our proxy solicitor, MacKenzie Partners, Inc. at (800) 322-2885 (toll-free in North America) or at + 1 212-929-5500 or email at proxy@mackenziepartners.com.

The contents of this Form 6-K are incorporated by reference in the Company’s registration statements on Form S-8, SEC file numbers 333-185240 and 333-190963, filed by the Company with the SEC on December 3, 2012 and September 3, 2013, respectively, and shall be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.

Dated: September 25, 2018	By:	/s/ Lilach Payorski
Name: Lilach Payorski
Title: Chief Financial Officer